United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934


Large Scale Biology Corporation
-----------------------------------------------
(Name of Issuer)

Common Stock, par value $0.001 per share
--------------------------------------------------------------
(Title of Class of Securities)

517053 10 4
---------------------------
(CUSIP Number)

December 31, 2003
---------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ]  Rule 13d-1 (b)
[   ]  Rule 13d-1 (c)
[X ]  Rule 13d-1 (d)

*The reminder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















CUSIP No.  517053 10 4

------------------------------------------------------------
1.	Name of Persons Reporting

	Technology Directors II, LLC

	I.R.S. Identification Nos. of above persons (entities only).

	13-394-7852
-----------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group
	(a)
(b)	x

----------------------------------------------------------------------------
3.	SEC USE ONLY
--------------------------------------------------------------------------------
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
---------------------------------------------------------------------------

5.	Sole Voting Power

Number of			3, 667,453
Shares			-----------------------------------------------------
Owned by		6.  Shared Voting Power
Each					0
Reporting Person	-----------------------------------------------------
With
			7.  Sole Dispositive Power

				3, 667,453
			-----------------------------------------------------

8.	Shared Dispositive Power

0
 -------------------------------------------------

9.	Aggregate Amount Beneficially Owned by each Reporting Person

3, 667,453
-----------------------------------------------------------
10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares

------------------------------------------------------

11.	Percent of Class Represented by Amount in Row 9
			14.1
---------------------------------------------------------------------

12.	Type of Reporting Person

			00
----------------------------------------------------------------------




CUSIP No. 517053 10 4
--------------------------------------------------------------------------

1.	Names of Reporting Persons.

		Technology Directors II, LLC

	I.R.S. Identification Nos. of above persons

13-3547852
-------------------------------------------------------------------------


2.	Check the Appropriate Box if a Member of a Group
	(a)
	(b)
----------------------------------------------------------------------

3.	SEC Use Only
---------------------------------------------------------------------

4.	Citizenship or Place of Organization

		Delaware
-----------------------------------------------------------------

Number of		5.  Sole Voting Power
Shares
Beneficially		3, 667,453
Owned by		----------------------------------------------------------------
Each
Reporting Person	6.  Shared Voting Power
With
					0
			--------------------------------------------------------------------------

			7.  Sole Dispositive Power

				3, 667,453
			--------------------------------------------------------------------------

8.	Shared Dispositive Power

0
---------------------------------------------

9.	Aggregate Amount Beneficially Owned by each Reporting Person

				3, 667,453
-----------------------------------------------------------------------

10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares

				0
------------------------------------------------------------------------

11.	Percent of Class Represented by Amount in Row  (11)

				14.1%
-------------------------------------------------------------------------

12.	Type of Reporting Person

				00
---------------------------------------------------------------------



Item 1(a)	Name of Issuer:

		Large Scale Biology Corporation

Item 1(b) 	Address of Issuer's Principal Executive Offices:

		333 Vaca Valley Parkway
		Suite 1000
		Vacaville, CA  95688

Item 2(a)	Name of Person Filing:

		This Schedule 13G is being filed by Technology
Directors II, LLC, a Delaware limited liability company, by virtue of its direct beneficial ownership of shares of common stock, par value $0.001 per share (the "Common Stock") of Large Scale Biology Corporation (the "Company") .



Item 2(b)	Address of Principal Business Office:

		The address of the principal business office is 460 Bloomfield Avenue, Suite 200, Montclair, NJ 07042.

Item 2(c)	Citizenship:

		Delaware.

Item 2(d)	Title of Class of Securities:

		Common Stock, par value $0.001 per share.

Item 2(e)	CUSIP No.:

		517053 10 4

Item 3		If this Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b)
or (c), Check Whether the Person Filing is a :

		 Not Applicable

Item 4		Ownership:

		Technology Directors II, LLC Is beneficial owner with sole power to vote/direct vote and sole power to vote/dispose of 3,667,453 shares of Common Stock, constituting approximately 14.1% of Stock.

Item 5		Ownership of Five Percent or Less of a Class:

		If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6		Ownership of More than Five Percent on Behalf of Another
Person:

		No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company:

	Not Applicable

Item 8	Identification and Classification of Members of the Group:

	Not Applicable

Item 9		Notice of Dissolution of Group:

		Not Applicable.

Item 10.	Certifications:

		Not Applicable.






SIGNATURE


	After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2004


				Technology Directors II, LLC

				By:  	-------------------------------------------
					John J. O'Malley
					Managing Member